UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of May 2012

Commission File Number: 001-33491

Dejour Energy Inc.

(Translation of registrant's name into English)

598-999 Canada Place

Vancouver, British Columbia V6C 3E1

Canada
 (Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑	Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1) ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7) ☐

INCORPORATION BY REFERENCE

This Form 6-K (other than the Exhibit hereto) is hereby incorporated by reference into the registration statement on Form F-3 (File No. 333-162677) and Form S-8 (File No. 333-156772), and the prospectuses included therein, of Dejour Energy Inc.

INFORMATION FILED

Production Update

Dejour Energy Inc. has announced an update on the oil production from the Halfway “E” Pool in Woodrush Field, Northern BC. Production at the Woodrush field had been reduced in the first quarter of 2012 due to the lower than expected productivity of the newly drilled Well AB-1 and increasing water production from Well D-91-h. In the second quarter of 2012, gross oil production in April increased 6% compared to March, and for the month of May through May 15, the gross oil rate has averaged 254 Barrels of Oil per Day “BOPD”, an increase of 15% from the average BOPD in March. During this same period in May, gross field production averaged 550 Barrels Oil Equivalent per Day “BOEPD”.

Dejour currently expects production from the Woodrush field to reach approximately 1,000 BOEPD (70% oil and 30% gas) by the end of 2012 if Dejour is able to increase the oil rate from well A-1–I as planned. Well A-1-I currently has its production restricted to about 10% of the oil flow potential.

Reserves Disclosure Regarding Forecast Pricing

2011 Year-End Reserves Estimates for Dejour’s U.S. properties were calculated utilizing the “Forecast Pricing” methodology by the Company’s reserve evaluator, Gustavson Associates, as follows:

Summary of U.S. Net Reserves and Projected Before Tax Cash Flow

Reserves Category SEC Case	Light Oil and NGL (MBO)	Natural Gas (Billions of Cubic Feet)	Net Present Value of Before Tax Cash Flow Discounted at 10% (USD)
Proved Undeveloped	4,136	41	$74.4MM Forecast Pricing

Oil prices were based on the average of the West Texas Intermediate (WTI) pricing from the first day of each month of 2011, adjusted each month by the average differential between Colorado pricing and WTI. Similarly, gas prices were calculated for the posted gas prices at Henry Hub, adjusted for gas processing, transportation, and the differential to Colorado Interstate Gas (CIG) mainline pricing. For the forecast price case, NYMEX futures strips from December 28, 2011 were used for WTI (adjusted by the average oil price differential for 2011) and Henry Hub, adjusted by the futures strip for the CIG differential. After the end of the futures strip, prices were held flat. Cost and prices were held flat for the SEC base case, and escalated at 2% for the forecast case until flat pricing is reached. Thereafter costs were held flat. The first year price for ethane of $0.72/gallon was provided by Dejour and was used in the flat pricing case. For the forecast pricing case, the ethane price forecast was escalated with the gas price forecast.

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For the Kokopelli Field Development, heavier NGL prices were assumed to be 78.7% of the oil price based on the five year average NGL to crude price ratio reported by Bentek and the fraction of NGL’s indicated on the gas analysis. Heavier NGL prices were also adjusted by a $0.14/gallon NGL processing fee.

For the South Rangely Field, heavier NGL prices were assumed to be 73.9% of the oil price based on the five year average NGL to crude price ratio reported by Bentek and the fraction of NGL’s indicated on the gas analysis. Heavier NGL prices were also adjusted by a $0.14/gallon NGL processing fee.

Revolving Credit Facility

On May 7, 2012, Dejour announced that its wholly-owned subsidiary, Dejour Energy USA Corp., has entered into a binding commitment for a US$14 million revolving credit facility from an institutional lender, to begin to develop Dejour's Kokopelli Field leases.  Dejour expects that the revolving credit facility will be for a two year term, with an option to renew for an additional one year term.  If Dejour's joint venture partner in the applicable oil and gas leases does not commit to fund its 28% equity share of capital expenditures, then the amount of financing available under this facility will be reduced to US$9 million. The revolving credit facility will bear interest at a rate of 12% per year and will be secured by all the assets of Dejour USA and a guarantee from Dejour Energy Inc.

Dejour will be required to pay a commitment fee of 1% of the loan amount upon closing of the loan agreement.  There is a facility fee of 1% of the loan amount per year.

Completion of this arrangement is subject to certain closing conditions, which Dejour expects to meet in the second quarter of 2012, including a condition that Dejour raises at least US$3.5 million in an equity financing, and a condition that Dejour's existing line of credit is extended, on its current terms and conditions, for a period of not less than one year.

In addition, Dejour is required to pay finders’ fees of up to 2.5% of the loan amount and issue 400,000 agent’s warrants based on the five-day volume weighted average price (VWAP) before closing of the revolving credit facility, with a minimum exercise price of US$0.40 per share, exercisable for a period of two years.

Statements Regarding Forward-Looking Information: This filing contains statements about oil and gas production and operating activities that may constitute "forward-looking statements" or “forward-looking information” within the meaning of applicable securities legislation as they involve the implied assessment that the resources described can be profitably produced in the future, based on certain estimates and assumptions. Forward-looking statements are based on current expectations, estimates and projections that involve a number of risks, uncertainties and other factors that could cause actual results to differ materially from those anticipated by Dejour and described in the forward-looking statements. These risks, uncertainties and other factors include, but are not limited to, the availability of funding for future projects, adverse general economic conditions, operating hazards, drilling risks, inherent uncertainties in interpreting engineering and geologic data, competition, reduced availability of drilling and other well services, fluctuations in oil and gas prices and prices for drilling and other well services, government regulation and foreign political risks, fluctuations in the exchange rate between Canadian and US dollars and other currencies, as well as other risks commonly associated with the exploration and development of oil and gas properties. Additional information on these and other factors, which could affect Dejour’s operations or financial results, are included in Dejour’s reports on file with Canadian and United States securities regulatory authorities. We assume no obligation to update forward-looking statements should circumstances or management's estimates or opinions change unless otherwise required under securities law.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Dejour Energy Inc.

Date: May 23, 2012
	By:	/s/ Mathew Wong
	Name:	Mathew Wong
	Title:	CFO

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